EXHIBIT H

           FORM OF NOTICE OF PROPOSED TRANSACTIONS


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-        ; 70- 9189)

ENTERGY CORPORATION

NOTICE OF PROPOSAL TO ADOPT EQUITY OWNERSHIP PLAN;
ORDER AUTHORIZING PROXY SOLICITATION

     Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113 ("Entergy"), a registered holding company, has filed a post effective amendment application-declaration (File No. 70-9189 )with the Commission pursuant to Sections 6(a), 7 and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 62 and 65 thereunder.

     By order dated July 10, 1998 in this file (HCAR No. 35-26895) (the "1998 Order") Entergy Corporation ("Entergy"), a public utility holding company registered with the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), was authorized through December 31, 2008 to issue Options, Restricted Shares, Performance Shares and Equity Awards shares and, in connection therewith, to issue or sell up to 12,000,000 shares of Common Stock to eligible key employees and outside directors under the 1998 Equity Ownership Plan of Entergy Corporation and Subsidiaries ("1998 Equity Plan").

     The Board of Directors (the "Board") of Entergy has adopted the Equity Awards Plan ("2000 Awards Plan," collectively with the 1998 Equity Plan, the "Plans") as an Amendment to the 1998 Equity Plan subject to Commission approval. There are no material differences between the 2000 Awards Plan and 1998 Equity Plan except that awards granted under the 2000 Awards Plan will be restricted to those officers and outside directors (as defined below) of Entergy and its subsidiaries who are not subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, for those stock options previously awarded under the 1998 Equity Plan to those employees who are not subject to Section 16 (b) of the Exchange Act, the Company anticipates that those stock options will be rescinded and replacement awards granted under the 2000 Awards Plan. Once stock options granted under the 1998 Equity Plan are rescinded, those underlying shares will then become available for grant under the 1998 Equity Plan.

     Under the 2000 Awards Plan, awards may be granted to certain designated officers and executive personnel ("Key Employees") of Entergy and those companies with respect to which Entergy owns, or directly or indirectly controls, a majority of the combined voting power (hereinafter, the "Subsidiaries") and members of the Board of Directors of Entergy who are not otherwise employed by Entergy or the Subsidiaries. The purpose of the 2000 Awards Plan is to give Key Employees and Outside Directors ("Outside Directors") and who are not subject to section 16(b) of the Exchange Act, an opportunity to acquire shares of the Common Stock, $0.01 par value, of Entergy ("Common
Stock"),  to  more closely tie  the  interests  of  Key
Employees and Outside  Directors  to   those   of
Entergy's stockholders, and to reward the effective leadership of Entergy and the Subsidiaries through the use of equity incentives. Key Employees are those who, in
the opinion of  the  Committee  (as defined   herein),  have
significant  responsibility   for   the continued  growth,
development and financial success of Entergy and the Subsidiaries.

     The 2000 Awards Plan provides for several mechanisms for building the equity holdings of key employees and outside directors. These mechanisms include: (1) stock options ("Options"), which may be either nonstatutory stock options or incentive stock options as provided in Section 422 of the Code; (2) shares of Common Stock, which vest over a period of time ("Restricted Shares"); (3) shares
of  Common  Stock  which  are awarded   upon   attainment
of  specified   performance   goals ("Performance  Shares");
or (4) equity awards in the form of phantom stock units ("Equity Awards"). The Committee may select from among these mechanisms when making awards under the 2000 Awards Plan.

     A maximum of 30,000,000 shares of Common Stock will be available for awards under the 2000 Award Plan, subject to adjustment due to stock dividends, stock splits, recapitalizations, mergers, consolidations or other reorganizations. Shares of Common Stock awarded under the Plan may be either authorized but unissued shares or shares acquired in the open market. Shares of Common Stock covered by awards which are not earned, or which are forfeited for any reason, and Options which expire unexercised, will again be available for subsequent awards under the Equity Plan.
To the extent that shares of Common Stock previously held in a participant's name are surrendered upon the exercise of an Option or except for shares relating to an award which are used to pay withholding taxes, such shares shall become available for subsequent awards under the 2000 Awards Plan.

     The Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents, and selected Vice Presidents with the approval of the office of the Chief Executive (Qualifying Employees) are granted certain benfits under the Plans in the event of a Change of Control (as defined in the 2000 Awards Plan). In addition to providing for continuation of salary and benefits for a certain period of time after a Change of Control, this provision provides that Qualifying Employees will fully vest in all long-term incentives under the Plans. In addition, all payments will be grossed up to cover any applicable Federal exercise taxes.

     The 2000 Awards Plan will be administered by the Personnel Committee of the Board of Directors of Entergy or such other committee ("Committee") as the Board may determine is qualified, to the extent required, to administer the 2000 Awards Plan in accordance with Rule
16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will have the full power under the 2000 Awards Plan to select from among eligible Key Employees and Outside Directors those individuals to whom awards will be granted; to grant any combination of awards to any participants and to determine the specific terms and conditions of each award. The Committee will also have the exclusive authority to interpret the 2000 Awards Plan.

     Entergy requests authority from time to time during the period through December 31, 2010 to grant Options, Restricted Shares, Performance Shares and 2000 Awards pursuant to the Equity Plan and, in connection therewith, to issue or sell up to 30,000,000 shares of Common Stock to eligible Key Employees and Outside Directors under the 2000 Awards Plan.

IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith, pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

     The application-declaration and any amendments thereto are available for public inspection through the
Commission's Office  of  Public  Reference.   Interested
persons  wishing  to comment or request a hearing should
submit their views in writing by              , 2000 to the
Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant
at the address specified  above.   Proof  of
service (by affidavit, or in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.




                                   Jonathan G. Katz
                                   Secretary